SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A-2

                    Under the Securities Exchange Act of 1934


                               THEGLOBE.COM, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    88335R101
                                 (CUSIP Number)

                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                            BOCA RATON, FLORIDA 33431


                                 (561) 241-7400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                NOVEMBER 22, 2006
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88335R101                                                 PAGE 2 OF 15



------------ -------------------------------------------------------------------
             NAME OF REPORTING PERSONS
     1       S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS

             E&C Capital Partners, LLLP
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)      |_|
                                                                   (b)      |X|
------------ -------------------------------------------------------------------

     3       SEC USE ONLY
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*

              WC
------------ -------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            |_|
------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Florida
-------------------------------- --------- -------------------------------------

           NUMBER OF             7         SOLE VOTING POWER
            SHARES                         -0-
         BENEFICIALLY
           OWNED BY              8         SHARED VOTING POWER
             EACH                          82,469,012 (1)
           REPORTING
          PERSON WITH            9         SOLE DISPOSITIVE POWER
                                           -0-

                                10         SHARED DISPOSITIVE POWER
                                           72,469,012
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             82,469,012 (1)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                            [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             37.7%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
------------ -------------------------------------------------------------------

------------
(1) Please see the next page

CUSIP No. 88335R101                                                PAGE 3 OF 15

(1) Includes an irrevocable proxy held by E&C to vote 10,000,000 shares of common stock when and to the extent such shares are acquired by Carl Ruderman ("Ruderman") pursuant to outstanding warrants which Ruderman holds (the "Proxy Warrant Shares"). The proxy was granted to E&C pursuant to a Stockholders' Agreement dated November 22, 2006 by and among Ruderman, Michael S. Egan ("Egan"), Edward A. Cespedes ("Cespedes") and certain of their affiliates (the "Stockholders' Agreement"). Pursuant to the terms of the Stockholders' Agreement, E&C was granted an irrevocable proxy to vote the foregoing Proxy Warrant Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messrs. Egan or Cespedes, the Issuer's President. Also includes an aggregate of $1,700,000 in Convertible Notes, which are convertible at any time into 34,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms. Does not include Proxy Shares and certain other securities of the Issuer which may then be owned by Ruderman which the Existing Stockholders may cause Ruderman to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

CUSIP No. 88335R101                                                PAGE 4 OF 15


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS

             E&C Capital Partners II, Ltd.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)      |_|
                                                                   (b)      |X|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Florida
-------------------------------- --------- -------------------------------------

           NUMBER OF             7         SOLE VOTING POWER
            SHARES                         -0-
         BENEFICIALLY
           OWNED BY              8         SHARED VOTING POWER
             EACH                          40,000,000(1)
           REPORTING
          PERSON WITH            9         SOLE DISPOSITIVE POWER
                                           -0-

                                10         SHARED DISPOSITIVE POWER
                                           40,000,000(1)
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             40,000,000 (1)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                            [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             19.16%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
------------ -------------------------------------------------------------------

------------
(1) Please see the next page

CUSIP No. 88335R101                                                PAGE 5 OF 15

(1) Includes an aggregate of $1,700,000 in Convertible Notes, which are convertible at any time into 34,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms. Mr. Egan's spouse has a pecuniary interest in approximately 75% of such securities and certain trusts for the benefit of children of Mr. Egan, over which Mr. Egan serves as trustee, have a pecuniary interest in approximately 25% of such securities. Neither Mr. Egan's spouse nor such trusts have voting or disposition authority over such securities.

CUSIP No. 88335R101                                                PAGE 6 OF 15


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS

             Michael S. Egan
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)      |_|
                                                                   (b)      |X|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------- --------- -------------------------------------

           NUMBER OF             7         SOLE VOTING POWER
            SHARES                         6,125,455(1)
         BENEFICIALLY
           OWNED BY              8         SHARED VOTING POWER
             EACH                          143,573,579(2)(3)
           REPORTING
          PERSON WITH            9         SOLE DISPOSITIVE POWER
                                           6,125,455(1)

                                10         SHARED DISPOSITIVE POWER
                                           133,573,579(3)(4)
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             149,699,034 (5)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                            [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             57.9%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------


------------
(1)(2)(3)(4)(5) Please see the next page

CUSIP No. 88335R101                                                PAGE 7 OF 15


(1) Represents (i) 5,595,000 shares issuable upon the exercise of certain options which are either now exercisable or exercisable within the next 60 days by Mr. Egan individually, and (ii) 530,455 shares of common stock owned directly by Mr. Egan.

(2) Represents: (i) 8,303,148 shares of common stock owned by Dancing Bear Investments, Inc., which is wholly-owned by Mr. Egan, (ii) 38,469,012 shares of common stock beneficially owned by E&C Capital Partners, LLLP ("E&C"); (iii) an aggregate of $1,700,000 in Convertible Promissory Notes which are convertible at any time into 34,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms owned by E&C; (iv) 6,000,000 shares of common stock beneficially owned by E&C Capital Partners II, LLLP ("E&C II"); (v) an aggregate of $1,700,000 Convertible Promissory Notes, which are convertible at any time into 34,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms owned by E&C II; (vi) an aggregate of 9,000,000 shares of common stock which are owned by certain trusts of which Mr. Egan is the trustee, (vii) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee;
     (viii) warrants to acquire 204,082 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Mr. Egan and his spouse as tenants in the entirety; and (ix) 3,541,337 shares owned by Mr. Egan's spouse, of which Mr. Egan disclaims beneficial ownership. As to the shares identified in clause (viii) above, Mr. Egan shares such beneficial ownership with his spouse. As to the securities beneficially owned by E&C II as described in clauses (iv) and (v) above, Mr. Egan's spouse has a pecuniary interest in approximately 75% of such securities and certain trusts for the benefit of children of Mr. Egan, over which Mr. Egan serves as trustee, have a pecuniary interest in approximately 25% of such securities. Also includes an irrevocable proxy held by E&C to vote 10,000,000 shares of common stock when and to the extent such shares are acquired by Ruderman pursuant to outstanding warrants which Ruderman holds (the "Proxy Warrant Shares"). The proxy was granted to E&C pursuant to a Stockholders' Agreement dated November 22, 2006 by and among Ruderman, Michael S. Egan ("Egan"), Edward A. Cespedes ("Cespedes") and certain of their affiliates (the "Stockholders' Agreement"). Pursuant to the terms of the Stockholders' Agreement, E&C was granted an irrevocable proxy to vote the foregoing Proxy Warrant Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messrs. Egan or Cespedes, the Issuer's President.

(3) Does not include Proxy Shares and certain other securities of the Issuer which may then be owned by Ruderman which the Existing Stockholders may cause Ruderman to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

(4) Represents the same securities enumerated in footnote (2) above, except for the Proxy Warrant Shares.

(5)  Represents the sum of the items enumerated in footnotes (1) and (2) above.

CUSIP No. 88335R101                                                PAGE 8 OF 15


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS

             Edward Cespedes
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)      |_|
                                                                   (b)      |X|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------- --------- -------------------------------------
-------------------------------- --------- -------------------------------------

           NUMBER OF             7         SOLE VOTING POWER
            SHARES                         4,215,000(1)
         BENEFICIALLY
           OWNED BY              8         SHARED VOTING POWER
             EACH                          -0-
           REPORTING
          PERSON WITH            9         SOLE DISPOSITIVE POWER
                                           4,215,000(1)

                                10         SHARED DISPOSITIVE POWER
                                           -0-
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,215,000 (1)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                            [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             2.36%
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------


------------
(1) Consists entirely of options to acquire shares of Common Stock exercisable immediately. Does not include shares owned by E&C in which Mr. Cespedes holds a minority interest of ten percent.

CUSIP No. 88335R101                                                PAGE 9 OF 15


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D/A-2 ("Schedule 13D Amendment") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D/A-2 is filed on a joint basis pursuant to Rule 13d-1(k) by E&C Capital Partners, LLLP, a Florida limited liability limited partnership ("E&C"), E&C Capital Partners II, Ltd., a Florida limited partnership ("E&C II"), Michael S. Egan ("Egan") and Edward Cespedes ("Cespedes" and each a "Reporting Person"). The address of each of the Reporting Persons is 110 East Broward Boulevard, 14th Floor, Fort Lauderdale, Florida 33301. Mr. Egan is the Chairman and Chief Executive Officer of the Issuer and a private investor. Mr. Egan has a controlling interest in E&C and E&C II. Mr. Cespedes is the President and a director of the Issuer.

(d)-(e) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individual Reporting Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

None.

ITEM 4.  PURPOSE OF TRANSACTION

On November 22, 2006, the Issuer entered into a Stockholders' Agreement by and between the Issuer and Carl Ruderman ("Ruderman") whereby E&C was granted an irrevocable proxy over 10,000,000 shares of common stock of the Issuer, when and to the extent such shares are acquired by Ruderman (the "Proxy Warrant Shares"), pursuant to the exercise of certain outstanding warrants which were granted to him by the Issuer. Pursuant to the terms of the Stockholders' Agreement, E&C was granted an irrevocable proxy to vote the foregoing Proxy Warrant Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messrs. Egan or Cespedes, the Issuer's President.

Other than the transactions contemplated by the Stockholders' Agreement, and those matters reported by the Issuer pursuant to its Report on Form 8-K dated November 28, 2006, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons may have which relate to or would result in:

CUSIP No. 88335R101                                                PAGE 10 OF 15


(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)  any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f)  any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)  any action similar to any of those enumerated above.

CUSIP No. 88335R101                                                PAGE 11 OF 15


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)(b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by DBI, E&C, E&C II and Mr. Egan, as set forth in Item 3 and (ii) 174,757,565 shares of Common Stock outstanding as of November 22, 2006.

                  Amount beneficially owned:

                  82,469,012 with respect to E&C
                  40,000,000 with respect to E&C II
                  149,699,034 with respect to Mr. Egan
                  4,215,000 with respect to Mr. Cespedes

                  Percent of class:

                            37.7 % with respect to E&C
                           19.16 % with respect to E&C II
                           57.9 % with respect to Mr. Egan
                           2.36 % with respect to Mr. Cespedes

                  Number of shares as to which the person has:

                           sole power to vote or to direct the vote:

                                    -0- with respect to E&C
                                    -0- with respect to E&C II
                                    6,125,455 with respect to Mr. Egan
                                    4,215,000 with respect to Mr. Cespedes

                           shared power to vote or to direct the vote:

                                    82,469,012 with respect to E&C
                                    40,000,000 with respect to E&C II
                                    143,573,579 with respect to Mr. Egan
                                    -0- with respect to Mr. Cespedes

CUSIP No. 88335R101                                                PAGE 12 OF 15


sole power to dispose or to direct the disposition of:

                     -0- with respect to E&C
                     -0- with respect to E&C II
                     6,125,455 with respect to Mr. Egan
                     4,215,000 with respect to Mr. Cespedes

            shared power to dispose or to direct the disposition of:

                     72,469,012 with respect to E&C
                     40,000,000 with respect to E&C II
                     133,573,579 with respect to Mr. Egan
                     -0- with respect to Mr. Cespedes

(c) On November 22, 2006, the Issuer entered into a Stockholders' Agreement by and between the Issuer and Ruderman whereby E&C was granted an irrevocable proxy over 10,000,000 shares of common stock of the Issuer, when and to the extent such shares are acquired by Ruderman (the "Proxy Warrant Shares"). Pursuant to the terms of the Stockholders' Agreement, E&C was granted an irrevocable proxy to vote the foregoing Proxy Warrant Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messrs. Egan or Cespedes, the Issuer's President.

(d) None

(e) Not applicable

CUSIP No. 88335R101                                                PAGE 13 OF 15


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as set forth in Item 4 above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1.       Joint Filing Agreement

2. Stockholders' Agreement dated November 22, 2006 by and among theglobe.com, inc., Carl Ruderman, Michael S. Egan, Edward A. Cespedes, E&C Capital Partners, LLLP, E&C Capital Partners II, Ltd. and Dancing Bear Investments, Inc.

CUSIP No. 88335R101                                                PAGE 14 OF 15



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A-2 is true, complete and correct.


                                                /s/ Michael S. Egan
                                                --------------------------------
                                                    Michael S. Egan


                                            E & C Capital Partners, LLLP


                                            By:  E & C Capital Ventures, Inc.


                                            By: /s/ Edward A. Cespedes
                                                --------------------------------
                                            Print Name: Edward A. Cespedes
                                                        ------------------------
                                            Title:      President
                                                        ------------------------

                                            E & C Capital Partners II, Ltd.

                                            By:  E & C Capital Ventures, Inc.


                                            By: /s/ Edward A. Cespedes
                                                --------------------------------
                                            Print Name:  Edward A. Cespedes
                                                         -----------------------
                                            Title:       President
                                                         -----------------------

                                                /s/ Edward A. Cespedes
                                                --------------------------------
                                                    Edward Cespedes

CUSIP No. 88335R101                                                PAGE 14 OF 15


                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         As of November 22, 2006 and in accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D/A-2 (including any and all amendments thereto) with respect to the Common Stock of theglobe.com, inc., a Delaware corporation, and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file any and all amendments to such Statement on Schedule 13D.

         The undersigned have signed this Joint Filing Agreement as of the date first written above.

                                                /s/ Michael S. Egan
                                                --------------------------------
                                                    Michael S. Egan


                                            E & C Capital Partners, LLLP


                                            By:  E & C Capital Ventures, Inc.


                                            By: /s/ Edward A. Cespedes
                                                --------------------------------
                                            Print Name: Edward A. Cespedes
                                                        ------------------------
                                            Title:      President
                                                        ------------------------

                                            E & C Capital Partners II, Ltd.

                                            By:  E & C Capital Ventures, Inc.


                                            By: /s/ Edward A. Cespedes
                                                --------------------------------
                                            Print Name:  Edward A. Cespedes
                                                         -----------------------
                                            Title:       President
                                                         -----------------------

                                                /s/ Edward A. Cespedes
                                                --------------------------------
                                                    Edward Cespedes